UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 10-SBA

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                   DAC Technologies Group International, Inc.
                 (Name of Small Business Issuer in its charter)

                                     Florida
         (State or other jurisdiction of incorporation or organization)

                                   65-0847852
                      (I.R.S. Employer Identification No.)

                         3200 N. Ocean Blvd, Suite 1006
                            Ft. Lauderdale, FL 33308
                    (Address of principal executive offices)

                                 (954) 375-0119
                           (Issuer's telephone number)


           Securities to be registered under Section 12(b) of the Act:
                                      None

           Securities to be registered under Section 12(g) of the Act:
                         Common Stock, par value $0.001

                               TABLE OF CONTENTS

PART I   ....................................................................-1-
ITEM 1.  DESCRIPTION OF BUSINESS.............................................-1-
         History and Business Development....................................-1-
         Business Plan.......................................................-2-
         Products............................................................-2-
                    Security Products........................................-2-
                    Non Security Products....................................-4-
         Manufacturing and Distribution......................................-5-
         Competition.........................................................-6-
         Principal Suppliers and Manufacturers...............................-6-
         Customers...........................................................-8-
         Intellectual Property...............................................-9-
         Governmental Regulations...........................................-10-
         Research and Development...........................................-10-
         Environmental Laws.................................................-10-
         Employees..........................................................-10-
         Reports to Security Holders........................................-11-

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
         OPERATION..........................................................-11-
         Background.........................................................-12-
         Financial Condition and Results of Operations......................-13-
                  Liquidity and Capital Resources...........................-14-
                  Trends....................................................-15-

ITEM 3.  DESCRIPTION OF PROPERTY............................................-15-

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT.........................................................-15-
               Security Ownership of Certain Beneficial Owners..............-16-
               Security Ownership of Management.............................-17-

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS...................................-17-

ITEM 6.  EXECUTIVE COMPENSATION.............................................-18-

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................-19-
         Acquisition of Our Predecessor's Assets and Liabilities............-19-
         DAC Arkansas ......................................................-20-
         Contractual Relationships..........................................-21-
         Promoters and Founders.............................................-21-

         Factoring Agreement................................................-21-
         Line of Credit/Loans...............................................-22-

ITEM 8.  DESCRIPTION OF SECURITIES..........................................-22-
         Common Stock.......................................................-22-

PART II.....................................................................-23-

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON
         EQUITY AND RELATED STOCKHOLDER MATTERS.............................-23-

ITEM 2.  LEGAL PROCEEDINGS..................................................-23-

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS......................-23-

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES............................-24-

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS..........................-25-

PART F/S....................................................................

PART III....................................................................

         Index and Description of Exhibits..................................

SIGNATURES..................................................................

PART I

         This discussion in this Registration Statement regarding our company and its business and operations contain "forward-looking statements." Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward looking statements. We do not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by its management over time means that actual events are bearing out as estimated in such forward-looking statements.

ITEM 1.  DESCRIPTION OF BUSINESS

(a)      History and Business Development.

         We were incorporated as a Florida corporation in July, 1998, under the name DAC Technologies of America, Inc. for the purpose of succeeding to the interest of DAC Technologies of America, Inc., an Arkansas corporation ("DAC Arkansas"). In September, 1998, we purchased substantially all of the assets of DAC Arkansas. DAC Arkansas, formed as an Arkansas corporation in 1993, may be deemed to be a predecessor of our company. DAC Arkansas commenced operations with the manufacture of various safety products, which were eventually acquired by us. Our principal owners and management held similar positions with DAC Arkansas. We have continued the operations of DAC Arkansas without any significant changes. In July,1999, we changed our name to DAC Technologies Group International, Inc.

         Between July 1998 and April 1999, we sold an aggregate of 5,024,500 shares of our Common Stock to approximately 30 accredited or otherwise sophisticated investors with whom we had pre- existing relationships and who had access to relevant information concerning the Company in a series of transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). We received gross proceeds of approximately $234,400 from these transactions. The funds have been used to fund our business plan and we anticipate needing additional capital to complete the plan.

         We have not been involved in any bankruptcy, receivership or similar proceeding. Except as set forth herein, we have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

(b) Business Plan

         We are in the business of developing, marketing and outsourcing the manufacture of various consumer products, patented and unpatented, designed to enhance and provide security for the consumer and for his property. We have placed particular emphasis on gun safety because it has become a prominent national issue due to the recent rash of school and workplace violence. We believe that there will be a continual public mandate for our federal, state and local governments to pass gun safety legislation on all guns manufactured. With over 220 million firearms in the U.S. alone, we believe we will be a major presence in the gun lock market. With respect to all our products we:

     o        develop and design
     o        outsource the manufacturing to unaffiliated third parties
     o        distribute and market
     o        use our private label

         In addition, we have developed a wide range of security and non-security products for the home, automobile and person including various plastic injection and leather products. We primarily sell to mass market retailers such as Wal-Mart and K-Mart. The majority of our products are manufactured and imported from mainland China and shipped to a central location for distribution in Little Rock, Arkansas.

         In order to build a database from which we might select products to market and distribute, we presently anticipate that we will solicit proposals from inventors who have substantially completed their product development but lack the expertise or capital to market or distribute it. We expect that we will utilize advertisements in trade and other publications, networking, referrals from persons with whom we may have pre-existing relationships and our Web site as methods of soliciting these proposals. We may also acquire existing businesses with complimentary operations as a method of expanding our business and operations.

(c)  Products

         (1)  Security Products

         Our products can be grouped into three main categories (a) home, auto and personal security, (b) gun safety locks, and (c) non-security devices. In developing these products, we focus on developing features, establishing patents, and formulating pricing to obtain a competitive edge. We currently design and engineer our safety products with the assistance of our Chinese and domestic manufacturers, who are also responsible for the tooling, manufacture and packaging of the products.

                  (A)  Gun Safety. We currently market four gun safety products:

                  o "Trigger Lock Value Pack," a patented product, which contains three ABS plastic trigger locks with metal locking device and keys. This lock fits virtually all handguns and prevents unwanted or accidental discharge of the firearm.
                  o "Lever Hammer Lock," constructed of ABS plastic with a metal locking device and key, is designed to prevent cocking of lever action rifles.
                  o "Gun Lock", a steel lock with keyed locking device, that fits over the entire trigger guard of virtually all handguns.

                  o "Metal Trigger Lock," is similar to our Trigger Lock Value Pack, but is made of metal instead of plastic with a more secure locking system. The lock will be available at the retail level in a three-piece value pack and as a single unit. It will also be available in bulk without retail packaging for gun manufacturers. We have a patent pending on this product.


                  (B) Personal Security. We carry a wide range of electronic alarms designed to protect the consumer and personal property.

                           o "Body Alarm," a 130-decibel alarm, is designed to be carried or worn whenever the user faces the possibility of attack. An original product of DAC Arkansas, it has been redesigned to include a built-in flashlight and accessories so it can be used as a door or window alarm.
                           o " Key Alert," a patented product, is a small, 120 decibel alarm with key chain and built-in flashlight. This unit, easily activated by a push button, will enhance protection any time its user feels threatened.
                           o "Pepper Spray," packaged in an attractive leather holster with key ring, this canister contains 14 grams of 5% oleoresin capsicum red pepper, and will debilitate an attacker on contact with his eyes.
                           o "Protect All," a vibration activated, 130 decibel alarm, this unit can be attached to virtually anything, i.e. television, stereo, microwave. Not much larger than a beeper, this alarm can protect personal property at home, office or virtually any location.
                           o "Patient Alert," designed specifically for the health care industry, this alarm is similar to our Body Alarm, but with attachments to mount the unit onto a bed or wheelchair and the pull strap to the patient. Decibel level of this alarm is only 100-105, as its intended use is not to scare off an attacker but to alert nursing staff when a patient attempts to get out of bed or wheelchair.


                  (C) Automotive Safety. We currently offer the following car alarms:


                           o "SWAT Steering Wheel Alarm," a patented product, is a 130-decibel alarm which mounts to virtually any vehicle steering wheel. Locking the alarm to the steering wheel arms the alarm, and a delay timer allows the driver 15 seconds to exit the vehicle without activating the alarm. Vibration activated, this alarm has an automatic reset, sensitivity settings, and a blinding strobe light. Selling for $25-$30 at the retail level, this alarm is perfect for consumers who do not want to invest in more expensive vehicle alarms. The SWAT Steering Wheel Alarm is also manufactured with remote control for arming and disarming.
                           o        "SWAT II Talking Car Alarm," a more
                                    traditional, under the hood car alarm, can easily be installed by the consumer. The alarm can be mounted under the hood by screws , tape, or simply strapped to the car battery, all provided. Alligator clips allow for easy attachment to battery for power. Two remote controls come with the unit, which are used to arm and disarm the alarm, as well as set sensitivity levels and spoken warnings in both English and Spanish. Alarm has nine voice commands programmed, car finder, and a panic button. Retailing in the $80-$100 range, this alarm is less expensive than most competitors models, and does not require professional installation.
                           o "Warning Module," is a simple battery operated device that mounts on the dashboard, with two red LED lights that flash when activated. Sold separately, it is also included in the packaging with the SWAT II Talking Car Alarm.

                  (D) Home Safety. We carry a full line of home security alarms, packaged both as a complete unit, and with individual pieces to add on.

                           o "Strobe Alarm Security System," is a complete, wireless, motion detection home security package. Wall mounted motion detector with 120(degree) radius, emits a 120decibel alarm and sends RF signal to an outside alarm as well. Two remote controls included. Companion pieces include:
                                   o       The Glass/Window Alert
                                   o       Mini-Magnetic Door/Window alarm
                                   o       Glass Breakage Commander
                                   o       Magnetic Sensor Commander
                                   o       Additional Remote Controls

                  (2)  Non Security Products.


                  We outsource the manufacture and market the following non-security consumer products:


                                    o       "Clampit Cupholder" , a licensed
                                            product, designed as a plastic,
                                            adjustable cupholder, with a unique
                                            clamping arm that allows the
                                            user to attach to virtually
                                            anything. Perfect for lawn chairs.
                                            The cupholder clamp can be adjusted
                                            so that the holder is always
                                            upright.
                                    o       "Clampit Plateholder" , a licensed
                                            product, designed as a plastic
                                            holder for paper or plastic plates,
                                            has the same patented clamp as the
                                            Cupholder, allowing user to attach
                                            to almost anything and at any angle.
                                            Perfect for lawn chairs so you no
                                            longer have to hold your plate in
                                            your lap.

                                    o       "Horizontal Phone Case", patent
                                            pending, is a uniquely designed,
                                            leather cell phone case that
                                            attaches to a user's belt
                                            horizontally. User no longer has to
                                            worry about getting jabbed in the
                                            side by cell phone when sitting
                                            down. Available in three sizes.


(d)   Manufacturing and Distribution.

         We, through our foreign and domestic manufacturing agents, manufacture, design and build our tooling, molds and products. Our administrative offices are located in Little Rock, Arkansas and Ft. Lauderdale, Florida. Additionally, we have a distribution facility in Hong Kong, provided to us as an accommodation by one of our suppliers. We sub-contract our manufacturing for tooling and production in Shenchen, China and Sandwich, Illinois. We distribute all of the domestic and certain of our international business out of our Little Rock facility, most international business is shipped directly to the customer from our Hong Kong location. We believe we can provide low-cost quality products because labor-intensive products are manufactured in China, where labor costs are lower. Our plastic injection products can be manufactured competitively in the U.S. due to automation. Our central warehouse facility is in Little Rock where following manufacture, with the exception of our international business as previously noted, products are delivered complete and ready for delivery to our customers.


         Our distribution strategy includes direct selling and marketing. We do not currently utilize commissioned independent sales representatives. We anticipate that we will develop sales promotion and sales development activities which will be directed towards giving selling assistance to the independent sales representatives through aids such as brochures, product samples and demonstration products. We will establish a Web site which will serve both as an additional marketing tool, and will provide a platform from which we will be able to provide various support services to our independent sales representatives. We also anticipate that we will seek to motivate our independent sales representatives through the use of special incentive programs that reward superior sales performance. We also anticipate utilizing trade shows, both on a local and national level to promote our products and to attract qualified sales representatives.


         Our management will attempt to maintain sufficient inventory levels to meet customer's demands but there can be no assurance that we will be successful in doing so. Turnaround time from the date an order is placed until received in our distribution center normally is between four to six weeks. This quick turnaround time allows us to maintain minimum inventory levels. However since we outsource our manufacturing, a good portion of which is done in China, it is difficult to predict the efficiency of our vendors.

(e)  Competition.

         We will be operating in a very competitive industry, dominated by national and international companies with well-established brands all of whom are better capitalized, have more experience in our industry and have established varying degrees of consumer loyalty. There are no assurances we will ever be successful in establishing our brands or penetrating our target markets. Some of our competitors in the business sectors which we will be operating in are:

         o Gun safety competitors include: Master Lock (which presently controls 60- 70% of the market), Noble Security and Shot Lock.
         o Automotive security competitors include: Bulldog, Rally and Code Alarm
         o Personal security competitors are varied and mostly smaller vendors.
         o Non-security product competitors include: various small and large vendors participate in this field

         We are subject to competition that is expected to intensify in the future because we believe that the number of competitors is increasing. There are no significant barriers to entry into our markets. We feel our greatest difficulties in competing come in areas such as gun safety where are competitors are bigger, better known, and have greater resources including capital and personnel. We realize it is important to achieve brand name recognition in establishing market share, which, in turn generates additional market share giving consumers preferences for brand names. We believe that while brand names operate effectively in mainstream product distribution, there is significant opportunity for lesser known names with specific products and solutions that appeal to consumers.

         It is critical for us to be selective in the products we select to bring to market, and management has been effective in developing products that can be priced advantageously and obtain consumer acceptance as well as approval from the mass merchandisers whose relationships we have, over the years, cultivated. In addition, we believe that impulse buying is more prominent when products are sold below the $20 threshold. We believe that consumers have responded favorably to our lower priced products. Accordingly, the keys to our maintaining a competitive position are product design, pricing quality of product and the maintenance of favorable relationships with various mass merchandisers.


(f)  Principal Suppliers and Manufacturers.

         Our principal suppliers and manufacturers are:

         o Uni Skit Technologies, Inc., a Chinese company which manufactures our auto and body alarm systems.

         o Uni Tat International, Inc., a Chinese company which manufactures the gun locks and auto alarm systems.
         o Security Limited, a Little Rock, Arkansas company, manufactures the Pepper Spray.
         o        Taico Designs , a company located in Chicago, Ill.
                  manufactures the cup and plateholder
         o Emsal Tekin a company located in Istanbul, Turkey, manufactures the horizontal phone case


         The Company derived the following percentage of products from each of the named suppliers for the period January 1, 1999 to March 1, 2000, as follows:
                           Uni Skit Technologies, Inc. -    41%
                           Uni Tat International, Inc. -    46%
                           Security Limited -                7%
                           Taico Designs -                   6%


         With the exception of Uni Skit Technologies, Inc., we have no contractual relationship with our manufacturers. For the past two years Uni Skit and Uni Tat have supplied approximately 80% of our products. We believe our relationships with our suppliers and manufacturers is satisfactory, however should any of them cease providing for us, we believe they can be replaced within 30 days, without difficulty and at competitive cost.

         On May 12, 1997, we contracted with Uni Skit to manufacture certain of our products, and to share ownership rights, research and development costs with respect to all products developed on a joint basis. The contract provides for the following:

         o the parties will equally share ownership rights and related project costs
         o Uni Skit shall have the exclusive right of manufacture, subject to competitive pricing
         o     DAC has exclusive rights to market and sell in North and South
               America
         o Uni Skit has exclusive rights to market and sell in Asia and the Pacific Rim; except that Uni Skit may not solicit DAC's existing customers in Japan
         o the parties may otherwise solicit business anywhere not otherwise excluded; except that Unit
         o Neither party may solicit the other's customers as they may exist at the time of the agreement
         o all intellectual property right developed for the products subject to this agreement, are considered owned by both parties

         Because we did not conduct any material business activities in the areas in which Uni Skit has exclusivity, and because Uni Skit is precluded from interfering with our existing customers, we do not believe that this arrangement has cut off any former sources of revenue.

         The products currently being offered by us and which are subject to the Uni Skit Agreement are the following:

         o        Strobe Alarm Products
         o        Key Alert
         o        Body Alarm
         o        Protect All
         o        SWAT Auto Alarm
         o        SWAT II Talking Car Alarm
         o        SWAT II Non-Talking Car Alarm
         o        Warning Module

         Our manufacturing arrangements with Uni Tat, Taico Design, and Security Limited are all on a fixed-priced, per unit basis. With Uni Tat, we own all of the gun-lock tooling and molds. We have no written arrangements with these manufacturers.


(g) Customers.

         Although we have numerous customers, we sell on the basis of purchaser orders, primarily to national retail chains such as Wal-Mart, K-Mart, Walgreens, Pep Boys, Discount Auto, Advance Auto Sales and Radio Shack. In 1998 Wal-Mart accounted for 14% of our gross revenues and 28% in 1999. In 1999, K-Mart accounted for 17% of our gross revenues.

         We have entered into a "Blanket Purchase Order" with Savage Arms(Canada) Inc., a significant national gun manufacturer which provides for the following:

         o the contract runs for a period of one year but may be terminated on three months notice.
         o we are required to maintain an inventory equal to three weeks of requirements relative to the most recent scheduled release.
         o the contract provides for 90,000 pieces of the trigger lock mechanism

         In addition, our customer base also includes numerous regional and national distributors and smaller retailers. We also sell to distributors in Europe, Asia, South and Central America and the Far East, including the following:

         o        Germany - SWAT II Talking Car Alarm (speaks
                  German), SWAT Steering Wheel Alarm w/remote,
                  Warning Module and Key Alert.
         o        England - SWAT II Talking Car Alarm, both SWAT Steering
                  Wheel Alarms.
         o        Japan - SWAT Steering Wheel Alarm, Glass/Window Alarm.

(h) Intellectual Property.


         We believe that protection of proprietary rights to our products is important because, as we are in a highly competitive market, a patent provides us with a competitive advantage by limiting or eliminating similarly designed competitive products.


To this end, we have obtained U.S. patents on certain of our products as follows:

                  Model                                       Patent No.             Expiration
                  -----                                       ----------             ----------
         TVP 095  Trigger Lock Value Pack                     Des. 375,342              2009
         SWA 03  SWAT Steering Wheel Alarm                    Des. 365,774              2009
         KAL 201  Personal Safety Alarm                       Des. 355,863              2008
         Key Chain Alarm                                      5,475,368                 2008
         GWA 001 Glass/Window Alarm                           Des. 371,086              2009
         Defense Spray and Flashlight                         Des. 375,994              2009

         In addition, we have patents pending on our steel trigger gun lock and horizontal phone case products .We have entered into a licensing agreement giving us the exclusive right to sell the patented Clampit Cup and Plate Holder in the U.S., with certain minor exceptions.


         We intend to register our product names, although we may not be successful in doing so particularly because of their generic character. As we develop trademarks, trade names, copyrights or other intellectual property rights, we may seek to protect these, as well as those related to the products listed above, by registration in the United States and other countries where these products may be marketed.

         Depending upon the development of our business, we may also wish to develop and market products which incorporate patented or patent-pending formulations, as well as products covered by design patents or other patent applications.


         While we may seek to protect our intellectual property, in general, there can be no assurance that our efforts to protect our intellectual property rights through copyright, trademark and trade secret laws will be effective to prevent misappropriation of our products. Our failure or inability to protect our proprietary rights could materially adversely affect our business, financial condition and results of operations. Moreover, inasmuch as we will often seek to outsource manufacture products which are similar to those being manufactured by others, it is also critical for us to insure that our manufactured products do not infringe upon existing patents of others.

(I)  Governmental Regulations.

         We have obtained the required approval from the Federal Communications Commission for the Rf signals emitted by our remote control units. We are not aware of any other required governmental approvals on any of our products.

         While not directly affecting our business, there is a likelihood of governmental regulations requiring trigger locks on guns. If such regulations are passed, they presumably will serve to increase the demand for our products and sales in the gun safety area. Government regulations may, however, be promulgated to regulate these devices.


(j)  Research and Development.


         We do not incur any research and development costs. We develop our products internally, utilizing the expertise of our manufacturers, and input from our customers. Any R & D cost incurred by our manufacturers is passed on to us in the pricing of the tooling and molds. We do not pass such costs on to our customers. Because of our close relationships with our customers, we are able to determine the level of interest in a particular product before investing significant time or capital in its development. Once a potential new product is identified, we utilize the services of a patent attorney to assure that we do not infringe upon anyone's patent rights. We also design our own packaging internally.

         Working closely with our manufacturers' engineers, a final design for a product and cost estimations are completed. If management determines that a product can be produced at competitive prices, and the interest level justifies production, we proceed with having a mold made. We own the molds for all of our gun-lock products. After pre-production samples are made and approved, full production begins.


(k)  Environmental Laws.


         We incur no costs and suffer no adverse effects by complying with environmental laws ( federal, state and local).


(l)  Employees.

         We currently employ five employees, all of whom are full-time:
President & Chief Executive Officer, Chief Financial Officer, salesman, receptionist, & shipping clerk. There are no collective bargaining agreements or contracts.

(m) Reports to Security Holders


         This registration statement will be automatically effective 60 days after the initial filing date of January 28, 2000, and we will be subject to reporting requirements at that time. Copies of the registration statement, including the exhibits to the Registration Statement and other materials filed with the SEC that is not included herein, may be inspected and copied, without charge, at the Public Reference Room , 450 Fifth Street, N.W., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following Management Discussion and Analysis of Financial Condition is qualified by reference to and should be read in conjunction with, our Financial Statements and the Notes thereto as set forth at the end of this document. We include the following cautionary statement in this Form 10SB for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performances and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished.

(a) Background

         DAC Arkansas was formed in 1993, and began selling its Body Alarm, a small, beeper sized, 130 decibel, electronic personal security alarm, which retails for under $10. In 1994, we brought to market our patented Key Alert, a 110 decibel hand held alarm with key chain and built-in flashlight. Other products followed over the next few years, including the patented SWAT Steering Wheel Alarm, SWAT II Talking Car Alarm, and the patented Clampit Cupholder and Plateholder.


         In 1994, we developed our patented Trigger Lock, an inexpensive, plastic trigger lock for handguns. Recognizing the public's and government's concern for gun safety, we have developed a new Metal Trigger Lock, a steel Gun Lock, and a Lever Hammer Lock for lever action rifles. All of these gun safety devices are currently carried by Wal Mart and K Mart. We have devoted a significant amount of time and effort the past year in establishing ourselves in the area of gun safety.


         o         Develop a National Sales Force

         We have in the past utilized national and regional manufacturing sales representatives, with varied success. We believe use of such sales representatives is a cost-effective method of reaching mid-sized and regional retail outlets as well as national distributors. To properly monitor and motivate these sales representatives, we intend to hire a national sales manager.

         o         Develop New Products.

         Our success has been due, in part, to our ability to continue developing new consumer products. We currently offer over thirty products in personal, home and automotive security, gun safety, and non- security products such as our patented Clampit Cupholder and Plateholder. In addition to the Metal Trigger Lock, we have also recently completed development of a leather horizontal cell phone case. This new product will be available early in 2000. We believe that with our relationships with major retailers such as Wal Mart, K Mart, and Walgreens, and the capabilities of our manufacturers, we can continue to identify consumer products that we can produce that are of high quality and competitively priced.

         o         Internet

         We have not yet ventured into what we see as the ever-expanding opportunities available through the Internet. There are some distributors and retail chains that offer our products through their own Web sites. In anticipation of making use of the Internet to market our products, we have acquired the rights to several Internet domain names such as "trigger-lock.com" and "gun-lock.net". We intend to pursue the Internet potential early in 2000.

         o         Direct Mailings

         We have had success in identifying specific target groups and utilizing mass mailings and faxing. Sales of our Patient Alert, used by nursing homes and hospitals to alert staff when confined patients attempt to get out of their bed or wheelchair, has been developed and continues to increase as a result of this type of advertisement. We have begun similar efforts to leading gun manufacturers and distributors with regards to our gun safety locks. We intend to continue to use direct mailings whenever specific target groups can be identified as potential purchasers of any of our products.

         o         Expansion/Upgrade of Accounting and Management Systems.

         Current accounting and management systems have been satisfactory in maintaining accurate accounting data and in aiding management decisions. With anticipated growth in sales and products, it will be necessary to upgrade these systems to insure accurate data and to properly control costs, manage inventory, track cash flows, as well as provide timely information required for quarterly SEC filings.

(b) Financial Condition and Results of Operations.


         o Year Ended December 31, 1998 compared to the year ended December 31, 1997.

         Sales revenues for the year ended December 31, 1998 were $2,044,634 compared to $2,501,368 for the year ended December 31, 1997. The decrease of $456,734 can be attributed to a variety of factors. The most significant factor was management's decision to concentrate the Company's efforts to developing, designing and marketing the Company's line of gun safety products. These efforts, significantly affected sales efforts of the Company's other products. The benefits to be realized in future sales will not realized until the year 2000.

         Operating expenses for the year ended December 31, 1998 were $777,913 compared to $730,376 for the year ended December 31, 1997. This increase of $47,537 was due primarily to an increase in consulting fees.

         The net loss of $57,659 for the year ended December 31, 1998 as compared to net income of $190,245 for the year ended December 31, 1997, was due mainly to the decrease in sales revenues as discussed above.


         At December 31, 1998, the Company had working capital of $58,931 as compared to a working capital deficit of $26,584 at December 31, 1997. The increase in working capital of $85,515 can be attributed to the cash infusion of $200,000 from the private sale of 1,000,000 shares of the Company's common stock in December, 1998.


         o Nine months ended September 30, 1999 compared to nine months ended September 30, 1998.


         Sales revenues for the nine months ended September 30, 1999 were $1,683,948 compared to $1,655,455 for the nine months ended September 31, 1997. Income from operations for the nine months ended September 30, 1999 was $176,163, an increase of $75,271 from the nine months ended September 30, 1998. This increase is due to management's efforts to control and reduce selling, general and administrative expenses, which decreased $74,011.

         Net income for the nine months ended September 30, 1999 was $114,620 as compared to a net loss of $14,170 for the nine months ended September 30, 1998. Net income for the nine months ended September 30,1998, includes $165,633 gain from the sale of assets as discussed in the Notes to the Financial Statements. This $128,790 increase is due to the decrease in selling, general and administrative expenses noted above, and a decrease in interest expense by $53,519. The decrease in interest expense is due to the contribution to capital of certain notes payable by minority shareholders on September 30, 1998.


         o        Liquidity and Capital Resources

         Our primary source of cash is funds from our operations. We believe that external sources of liquidity could easily be obtained in the form of bank loans, letters of credit etc. We maintain an account receivable factoring arrangement in order to insure an immediate cash flow. The factor may also, at its discretion, advance funds prior to the collection of our accounts. Advances are payable to the factor on demand. Should our sales revenues significantly decline, it could effect our short term liquidity. For the period ending September 30, 1999, we owed our factor approximately $294,000. In 1994, DAC Arkansas' shareholders and the Company obtained a $500,000 line of credit. The notes reflecting the advances were consolidated and commencing March 1999, we are required to pay $10,000 for 11 months, with a balloon payment of $137,301, plus accrued interest due on February 14, 2000. The interest rate is 9.5% and the loan is collateralized by our inventories and personal guarantees of our founding stockholders. We believe our revenues will be sufficient to pay these obligations. If not, we will seek to refinance them or request our shareholders to pay their guarantees.

         o        Trends

         The recent flurry of publicity involving firearms has caused gun safety to become a prominent issue nationally. Gun violence, especially in schools has prompted the President, as well as national and state legislators, to debate legislation requiring gun safety locks on all firearms. Threatened litigation against gun manufacturers has caused them to seriously consider placing gun safety locks on the guns they manufacture. We believe sales revenues in this area will grow significantly. Sales of our gun locks products for the nine months ending September 30, 1999, totaled $661,842 as compared to $218,788 for the nine months ending September 30,1998. Sales for the fourth quarter of 1999 were $271,514.

ITEM 3.  DESCRIPTION OF PROPERTY

         Our corporate headquarters are located at 3200 N. Ocean Blvd, Suite 1002, Ft. Lauderdale, FL 33308 consisting of 500 square feet, with telephone number (954) 375-0119. The lease term is month to month at a $1,400 per month rent.

         We have a 5,000 square foot office/warehouse at 1601 Westpark Dr., Suite 4C, Little Rock, AR 72204. Approximately 1,500 square feet is office and 3,500 square feet is warehouse. All of the accounting and shipping functions are performed out of this location, as well as some sales. This space is leased for two years, expiring February 1, 2001, with monthly rent of $2,325. There are no renewal options. We believe there are adequate alternative facilities at reasonably competitive prices in the event these leases terminate.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 1999 by (a) each person known by us to be the beneficial owner of five percent or more of the outstanding common stock and (b) all executive officers and directors both individually and as a group. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 5,024,500 shares of common stock outstanding.

(a) Security Ownership of Certain Beneficial Owners.


                           Name and Address of                Number of Shares                Percent
Title of Class             Beneficial Owner                   Beneficially Owned              of Class
--------------             ----------------                   ------------------              --------
Common Stock               Gerald E. Hannahs, Jr.                   1,157,500(1)                23%
                           17710 Leatha Lane
                           Little Rock, AR 72211

Common Stock               Dan R. Lasater                           1,224,000(1)                24.4%
                           Hinson Rd.
                           Little Rock, AR

Common Stock               David A. Collins                           316,750                   6.3%
                           3200 N. Ocean Blvd #1006
                           Ft. Lauderdale, FL  33308

Common Stock               Ralph Coppess                              316,500(2)                6.3%
                           1004 Commerce St.
                           Little Rock, AR

Common Stock               Collins Family Trust                       816,750(3)                16 %
                           c/o Larry Legel
                           1425 NE 57th Place
                           Ft. Lauderdale, FL  33334

Common Stock               Collins Children's Trust                   500,000(3)                9.95%
                           c/o Larry Legel
                           1425 NE 57th Place
                           Ft. Lauderdale, FL  33334


(1) 88,390 and 205,640 shares are held respectively by H & L Holdings and Phoenix Mortgage, companies jointly controlled by Gerald Hannahs, Jr. and Dan Lasater, each has been allocated 1/2 the combined shares or 197,525 shares.
(2) These shares are held by Jasper Marketing, a corporation controlled by Ralph Coppess
(3) Larry Legel is the Trustee of both Trusts with full voting power. David Collins claims neither beneficial ownership nor control of the shares held by the Trusts.

(b)      Security Ownership of Management


                           Name and Address of                Number of Shares                   Percent
Title of Class             Beneficial Owner                   Beneficially Owned                 of Class
--------------             ----------------                   ------------------                 --------
Common Stock               Larry Legel                            181,500(1)                       3.6%
                           1425 NE 57th Place
                           Ft. Lauderdale, FL  33334

Common Stock               David A. Collins                       316,750                          6.3%
                           3200 N. Ocean Blvd #1006
                           Ft. Lauderdale, FL  33308

Common Stock               Total Officers & Directors             498,250                          9.9%

---------------------------------

(1) Includes 181,500 shares of Common Stock held jointly with wife.


         There are no arrangements which may result in a change in control of the Company.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

         The following sets forth the names and ages of our executive officers and directors. Directors are elected annually at our annual meeting of stockholders, and serve for the one year term for which they are elected and until their successors are duly elected and qualified. Our officers are appointed by the board of directors and serve at the board's discretion.


Name                                   Age           Position                                Term
----                                   ---           --------                                ----
David A. Collins                        54        President, CEO/Director                  2000-2001

Robert C. Goodwin                       43        CFO/Director                             2000-2001



                                      -17-


Larry Legel                             53        Secretary/Director                       2000-2001

John C. Collins                         33        Vice President-Sales                     2000-2001


         David A. Collins has served as the Company's President and CEO since its inception in July 1998. From 1992 continuously until September 1998, Mr. Collins was President and CEO of DAC Arkansas.

         Larry Legel has been a Director of the Company since its inception in July 1998, as well as a Director of DAC Arkansas. Mr. Legel is an independent CPA, and has owned and managed a CPA firm, Larry Legal, CPA, continuously since at least January 1995.

         Robert C. Goodwin has served as the Company's CFO since its inception in July 1998, as well as DAC Arkansas continuously since 1993.

         John C. Collins is the son of David A. Collins and has served as a regional sales manager of the Company since July 1998, and DAC Arkansas continuously since 1994.


ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth summary information concerning the compensation received for services rendered to us during the fiscal year ended December 31, 1998. Other annual compensation consists of health insurance premiums paid for by us on behalf of the named officers, and in some cases, the spouse and dependents of the named officers.


                                             SUMMARY COMPENSATION TABLE
                                                                              Long Term Compensation
                                                                              ----------------------
                               Annual Compensation                         Awards               Payouts
                           -----------------------------------
 (a)              (b)      (c)            (d         (e)                 (f)            (g)          (h)       (i)
                                                   Other
Name                                              Annual             Restricted       Securities            All Other
and                                               Compen-               Stock        Underlying      LTIP    Compen-
Principal                                         sation               Award(s)        Options/     Payout    sation
Position          Year     Salary($)   Bonus($)     ($)                    ($)           SARs(#)            ($)
--------          ----     ---------  ---------  ----------          ----------      -----------    ------  ---------
David A.

Collins, CEO      1998      52,000                   5,000
                            61,500[1]

Robert C.
Goodwin, CFO      1998      54,000                   4,000

John C.
Collins,
VP Sales          1998      36,000      18,000       4,000

--------------------------------

[1] These funds were paid to Telephone Connections Network, Inc., a company owned by the Collins Family Trust, as consulting fees.

Board Compensation

         Our directors do not receive cash compensation for their services as Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)  Acquisition of Our Predecessor's Assets and Liabilities



         o On September 30, 1998, and as amended on September 27, 1999, the Company entered into an asset purchase agreement, which included the following provisions:
         o we acquired assets of the DAC Arkansas, totaling $939,150, and assumed liabilities totaling $1,104,783. Not included in this transaction was a receivable from David Collins, certain bridge loans, stockholder advances, an automobile, certain accounts payable, accrued commissions and accrued payroll.
         o The assets included: inventory valued at approximately $295,000; property, plant and equipment at approximately $300,000; accounts receivable valued at approximately $309,000; patents and misc. assets $35,000.

         o The liabilities included: assumption of accounts payable of $475,000, accrued interest of $27,000, payroll taxes of approximately $67,000, approximately $240,000 in commercial notes; and approximately $293,000 outstanding balance of a factoring agreement
         o Related parties to the transaction included David Collins, our president; Gerald Hannahs and Dan Lasater, principal shareholders; and Larry Legal, our secretary/director.
         o In the opinion of management, the terms of the asset purchase agreement were as favorable as those that could have been obtained from unrelated parties.


(b)  DAC Arkansas

         In previous periods, the DAC Arkansas had significant related party transactions, including loans to and from stockholders.


         o Prior to September 23, 1998, DAC Arkansas had loaned a principal shareholder, the Collins Family Trust and Telephone Connections Network, Inc., a company wholly-owned by the Collins Family Trust, approximately $340,000, and David Collins, the company president, approximately $143,000. During the same period, Gerald Hannahs and Dan Lasater, principal shareholders of the Company, loaned DAC Arkansas approximately $464,000.

         o On September 23, 1998, Gerald Hannahs and Dan Lasater, the Company's principal shareholders, purchased, from DAC Arkansas, $174,603 of notes and accrued interest receivable owed by David Collins, our president, to DAC Arkansas. The consideration was an equal amount of notes payable to these stockholders.

         o On September 30, 1998, Gerald Hannahs and Dan Lasater, our principal shareholders, contributed $348,867 of notes payable and accrued interest to the capital of the DAC Arkansas. Consulting fees of $10,500, $51,000 and $120,000 for the three months ended December 31, 1998, for the nine months ended the September 30, 1998 and for the year ended December 31, 1997, respectively, are payments to Telephone Connections Network, Inc., a Company consultant, for rendering the consulting services to DAC Arkansas and the Company. These fees were paid primarily to David Collins, our president, who was employed by Telephone Connections, Inc., and its only experienced personnel. Taken along with his salary, in the opinion of management, the services rendered for this compensation was at least as favorable to the Company as that which could have been obtained from unrelated parties.

(c)   Contractual Relationships

         We and our predecessor have two major suppliers in China-Uni Skit Technologies, Inc. and Uni Tat International, Inc. from whom we purchase, on average more than 80% of our products. On December 23, 1998, Uni Skit, one of our major manufacturers and suppliers, agreed to convert $251,936 of its debt to 165,000 of our common shares. The transaction was made in reliance on Section 4(2) of the Securities Act, as the purchaser was sophisticated, has full access to all material information and took the shares for investment purposes. As of September 30, 1999, we owe this supplier $26,026. In 1997, we contracted with Uni Skit to share ownership rights, research and development costs with respect to all parties developed on a joint basis. Uni Skit also has the exclusive right of manufacturing certain products providing it can handle our requirements. The contract also gives us the exclusive right to market and sell our joint products in North and South America, and gives Uni Skit the same exclusive rights in the Pacific Rim. The parties have non-exclusive rights to market and sell in other parts of the world. Our contract with Uni Skit was negotiated arms-length, and at the time, Uni Skit was an unrelated party.

         On March 1, 1995, DAC Arkansas entered into a consulting agreement with Telephone Connections Network Inc., a company controlled by the Collins Family Trust, to provide sales and marketing advice to the Company. The Collins Family Trust was created for the benefit of members of the family of David Collins, the Company's president. Mr. Collins disclaims any beneficial interest in the trust. The trustee of Trust is Larry Legal, the Company's Secretary and a director. The fees paid under the consulting agreement are subject to agreement between the parties. To date they have averaged approximately $6,000 per month. The agreement expires on March 1, 2000, but can be terminated on 30 days notice. In the opinion of management, the amount of consulting fees paid were at least as favorable to the Company as those which would have been paid to unrelated parties.


 (d) Promoters and Founders


         On July 31, 1998 we issued 3,630,000 shares of our common stock to principally the same shareholders of our predecessor, DAC Arkansas, i.e. Collins Family Trust, Dan Lasater and Gerald Hannahs, for par value, in the same ratio of ownership in the latter, in reliance on section 4(2) of the Securities Act. Although this was a non-arms length transaction, at the time, in the opinion of management was as favorable as could have been obtained from unrelated parties.


(e)  Factoring Agreement

         On April 10, 1995, DAC Arkansas entered into a factoring agreement that is renewable annually. By agreement with the factor, CIT Group/Commercial Services, Inc., we assumed this agreement on October 1,1998. The factoring fees range from .65% to 1.8% monthly depending on the creditworthiness and location of an account, i.e. domestic or foreign. An additional fee of .25% is charged for each 30 day period, or part thereof, when the terms of sale exceed 30 days. Fees are calculated on the gross face value of each invoice. In addition to the factoring fees interest is charged on the outstanding funds in use at the greater of 7% or 1.25% above prime. The amounts borrowed are secured by our accounts receivable. For the period ending September 30, 1999, we owed our factor approximately $294,000. This was an arms-length transaction.


(f)  Line of Credit/ Loans


         On April 15, 1994, DAC Arkansas' stockholders entered into note agreements with the Mercantile Bank in Little Rock, Arkansas for a line of credit totaling $500,000. On February 12, 1999, several principal shareholders and the Company jointly borrowed, for the benefit of the Company, $230,722 evidenced by a promissory note whose terms require 11 monthly payments of $10,000, beginning March 12, 1999, with a balloon payment of $137,301 plus accrued interest, due on February 14, 2000. The interest rate is 9.5%. The loans are collateralized by our inventories. This was an arms-length transaction.


ITEM 8.  DESCRIPTION OF SECURITIES

(a)  Common Stock.


         We are authorized to issue 10,000,000 shares of common stock, par value $0.001 per share, of which 5,054,500 shares were issued and outstanding as of January, 2000. All of the issued and outstanding common stock is fully paid and non-assessable.


         Each share of common stock entitles the holder thereof to one vote in the election of directors and all other matters upon which stockholders are entitled to vote. There are no cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

         Each share of common stock entitles the holder thereof to receive cash dividends as the Board of Directors may declare from funds legally available therefore. However, we do not intend to declare any dividend on our common stock in the foreseeable future.

         There are no preemptive rights with respect to our common stock. Upon liquidation, dissolution or winding up of the affairs of the Company, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock.

         The transfer agent and registrar for our common stock will be Florida Atlantic Stock Transfer, Tamarac, FL.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON
         EQUITY AND RELATED STOCKHOLDER MATTERS

         There is no public trading market for our common stock. We have no outstanding options, warrants or other securities that could be converted into common stock. As of January 26, 2000, there were approximately 29 holders of record of our 5,024,500 shares of common stock outstanding.

         We have not paid a cash dividend on the common stock since inception. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, our capital requirements and our overall financial condition. Although there is no restriction to pay dividend, as of the date of this registration statement, we have no intention to declare dividends.

ITEM 2.  LEGAL PROCEEDINGS

         We are currently unaware of any pending legal proceeding or any proceeding contemplated by a governmental authority in which we may be involved.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         As of the date of this Registration Statement, Sweeney, Gates & Co., located at 2691 East Oakland Park Boulevard, Suite 302, Fort Lauderdale, Florida 33306, served as our independent accountants and have prepared the audited statements included as Exhibits hereto. Sweeney, Gates & Co. have advised us on January 6, 2000, that it will decline reappointment for the upcoming fiscal year. Sweeney, Gates & Co. report on our financial statements for the past two
(2) years has not contained an adverse opinion or disclaimer of opinion or was qualified or modified, as to uncertainty, audit, scope, or accounting principals.

The decision to change accountants was not recommended or approved by any audit committee or similar committee of the Board of Directors or by the Board of Directors. During the two most recent fiscal years and during any subsequent interim period preceding the declination, there were no disagreements with Sweeney, Gates & Co. on any manner of accounting principals or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Sweeney, Gates & Co., would have caused it to make a reference to the subject matter of the disagreements in connection with its report. The reason for the declination is that the bulk of our business and administration is located in Little Rock, Arkansas, as opposed to Fort Lauderdale, Florida, and as such we have engaged the CPA firm of Moore, Stephens & Foster, LLP to serve as our independent accountants and prepare our audited statements for the upcoming fiscal year.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES


         On July 31, 1998, we issued 3,630,000 founders' shares of common stock to principally the same stockholders, and in the same ratio as the ownership ratio of the DAC Arkansas. Because these persons had a preexisting relationship with us and access to relevant information concerning us, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.
These shares were issued for our par value, $0.001. These shares may only be sold in compliance with Rule 144. Of the 5,054,500 shares currently outstanding, 3,825,000 shares are restricted securities within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering.

         On December 31, 1998, pursuant to an offering, we sold 1,000,000 shares of its common stock for $200,000 or $0.20 per share to 15 investors who were either accredited or otherwise sophisticated investors with whom we had pre-existing relationships and access to relevant information concerning the Company in a private placement exempt from registration under the Securities Act in reliance on Rule 504 of Regulation D of the Securities Act. Approximately 500,000 shares of the offering were made to affiliates of the Company. At the same time, we issued 30,000 shares of common stock for legal services to our former securities counsel, Atlas, Pearlman, Trop and Borkson, P.A.


         On December 23, 1998, Uni Skit, one of our major suppliers, agreed to convert $251,936 of its debt to 165,000 of our common shares. The transaction was made in reliance on Section 4(2) of the Securities Act, as the purchaser was sophisticated, has full access to all material information and took the shares for investment purposes.


         In April 1999, pursuant to a private placement, we sold 199,500 shares of our common stock for $39,500 or $0.20 per share to 3 investors who were either accredited or otherwise sophisticated and with whom we had a pre-existing relationship and who had access to all material information. The transaction was exempt under Rule 504 of Regulation D of the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our bylaws and articles of incorporation provide that no officer or director of the Company shall be personally liable to the Company or its shareholders for damages for breach of duty owned to the Company or its shareholders to the fullest extent permitted by law. In addition, the Company shall have the power to undertake to indemnify the officers and directors of the company against any contingency or peril as may be determined to be in the best interest of the Company.

         Florida Business Corporation Act. Section 607.0850(1) of the Florida Business Corporation Act (the "FBCA") provides that a Florida corporation, such as the Company, shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Section 607.0850(2) of the FBCA provides that a Florida corporation shall have the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         Section 607.850 of the FBCA further provides that: (I) to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he shall be indemnified against expense actually and reasonably incurred by him in connection therewith; (ii) indemnification provided pursuant to Section 607.0850 is not exclusive; and (iii) the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

         Notwithstanding the foregoing, Section 607.0850 of the FBCA provides that indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (I) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions regarding unlawful distributions are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

         Section 607.0831 of the FBCA provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (I) the director breached or failed to perform his duties as a director; and (ii) the director's breach of, or failure to perform, those duties constitutes: (A) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (B) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (C) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (D) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (E) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

                                    PART F/S









                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                              FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                      AND
                             REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                              FINANCIAL STATEMENTS



                                TABLE OF CONTENTS







                                                                     Page
                                                                     ----

Report of Independent Certified Public Accountants                    F-1

Balance Sheet                                                         F-2

Statements of Operations                                              F-3

Statement of Changes in Stockholders' Equity                          F-4

Statements of Cash Flows                                              F-5

Notes to Financial Statements                                         F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Director and Stockholders of DAC Technologies Group International, Inc.


We have audited the accompanying balance sheet of DAC Technologies Group International, Inc., as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of DAC Technologies Group International, Inc., referred to above present fairly, in all material respects, the financial position as of December 31, 1998 and the results of its operations and cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.



                                                     SWEENEY, GATES & CO.


Fort Lauderdale, Florida
September 30, 1999


                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                                  BALANCE SHEET
                               DECEMBER 31, 1998



ASSETS

Current assets:
    Cash                                                                                            $68,042
    Accounts receivable, net of allowance of
       doubtful accounts of $23,682                                                                 204,805
    Inventories                                                                                     305,924
    Other current assets                                                                              6,360
                                                                                      ----------------------

           Total current assets                                                                     585,131

Property and equipment, net                                                                         324,695

Patents, net of amortization of $589                                                                 27,469
                                                                                      ----------------------

                                                                                                   $937,295
                                                                                      ======================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Due to factor                                                                                  $152,147
    Current portion of long term-debt                                                                88,191
    Accounts payable and accrued expenses                                                           285,862
                                                                                      ----------------------

           Total current liabilities                                                                526,200
                                                                                      ----------------------

Long-term debt, less current portion                                                                173,781
                                                                                      ----------------------

Stockholders' equity:
    Common stock, $.001 par value; 10,000,000 shares authorized,
       4,825,000 issued and outstanding                                                               4,825
    Additional paid-in capital                                                                      594,120
    Stock subscriptions receivable                                                                   (3,630)
    Accumulated deficit                                                                            (358,001)
                                                                                      ----------------------

           Total stockholders' equity                                                               237,314
                                                                                      ----------------------

                                                                                                   $937,295
                                                                                      ======================


   The accompanying notes are an integral part of these financial statements.


                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                     1998                        1997
                                                                     ----                        ----
Sales, net of returns and allowances                                    $2,044,634                $2,501,368

Cost of sales                                                            1,186,775                 1,445,395
                                                            -----------------------   -----------------------

                    Gross profit                                           857,859                 1,055,973
                                                            -----------------------   -----------------------

Selling, general and administrative expenses                               777,914                   730,376
                                                            -----------------------   -----------------------

                  Income from operations                                    79,945                   325,597
                                                            -----------------------   -----------------------

Other income (expense):
   Interest                                                               (137,604)                 (135,352)
                                                            -----------------------   -----------------------

                  Other income (expense)                                  (137,604)                 (135,352)
                                                            -----------------------   -----------------------

Net income (loss)                                                         ($57,659)                 $190,245
                                                            =======================   =======================

Pro forma information (unaudited):
   Net income (historical)
      before income taxes                                                 ($57,659)                 $190,245

   Income taxes                                                               --                     (73,000)
                                                            -----------------------   -----------------------

   Net income (loss)                                                      ($57,659)                 $117,245
                                                            =======================   =======================

Net loss per share - basic and diluted                                      ($0.02)                    $0.03
                                                            =======================   =======================

Weighted average shares outstanding                                      3,644,348                 3,630,000
                                                            =======================   =======================


   The accompanying notes are an integral part of these financial statements.



                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                       STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                               Additional            Stock
                                                Common Stock                    paid-in          subscriptions      Accumulated
                                        Shares                 Amount           capital            receivable         deficit
                                        ------                 ------           -------            ----------         -------
Balance, January 1, 1997                 3,630,000              $3,630             $300              (3,630)        ($490,587)

          Net income                                              --                                                  190,245
                                   ----------------   -----------------  ---------------    ----------------   ---------------

Balance, December 31, 1997               3,630,000               3,630              300              (3,630)         (300,342)

Contribution of related party debt
  to capital                                  --                  --            349,067                --                 --

Assets not acquired                           --                  --           (200,488)               --                 --

Conversion of debt to equity               165,000                 165          251,771                --                 --

Issuance of  stock for cash              1,000,000               1,000          187,500                --                 --

Issuance of stock for services              30,000                  30            5,970                --                 --

Net loss                                      --                  --                --                 --             (57,659)
                                   ----------------   -----------------  ---------------    ----------------   ---------------

Balance, December 31, 1998               4,825,000              $4,825         $594,120             ($3,630)        ($348,001)
                                   ================   =================  ===============    ================   ===============



   The accompanying notes are an integral part of these financial statements.


                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997




                                                                                                1998                   1997
                                                                                                ----                   ----
Cash flows provided (used) by operating activities:
     Net income (loss)                                                                            ($57,659)              $190,245
     Adjustments to reconcile net income (loss) to net
     cash provided (used) by operating activities:
     (Gain) loss on transfer of assets                                                                --                     --
         Depreciation and amortization                                                              47,231                 41,763
         Allowance for doubtful accounts and returned
           merchandise                                                                              32,304                 97,879
         Changes in assets and liabilities:
           Decrease (increase) in:
             Accounts receivable                                                                   (22,113)                85,698
             Inventories                                                                               465                283,948
             Other current assets                                                                   30,654                 48,013
           Increase (decrease) in:
             Accounts payable and accrued expenses                                                (217,660)              (377,724)
                                                                                      ---------------------  ---------------------

               Net cash provided (used) by operating activities                                   (186,778)               369,822
                                                                                      ---------------------  ---------------------

Cash flows used for investing activities:
     Purchase of property and equipment                                                            (92,783)               (32,087)
     Patents                                                                                          --                  (10,000)
     Increase in notes receivable-related parties                                                  (17,400)               (86,650)
     Increase in employee advances                                                                 (32,529)               (17,164)
                                                                                      ---------------------  ---------------------

               Net cash used by investing activities                                              (142,712)              (145,901)
                                                                                      ---------------------  ---------------------



   The accompanying notes are an integral part of these financial statements.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                      STATEMENTS OF CASH FLOWS (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                              1998                   1997
                                                                                              ----                   ----
Cash flows from financing activities:
     Increases (decreases) due to factor                                                          ($69,002)              ($59,978)
     Proceeds (payments) on notes payable, related parties                                         121,073                (82,179)
     Proceeds (payments) on notes payable, bank                                                     44,687                (84,256)
     Proceeds from bridge loans                                                                    100,000                   --
     Proceeds from sale of common stock                                                            194,500                   --
                                                                                      ---------------------  ---------------------

         Net cash provided (used) by financing activities                                          391,258               (226,413)
                                                                                      ---------------------  ---------------------

         Net increase (decrease) in cash                                                            61,768                 (2,492)

Cash at the beginning of the period                                                                  6,274                  8,766
                                                                                      ---------------------  ---------------------

Cash at the end of the period                                                                      $68,042                 $6,274
                                                                                      =====================  =====================

Supplemental disclosure of cash flow information:

     Cash paid for interest during the period                                                      $51,395               $161,602
                                                                                      =====================  =====================

     Cash paid for income taxes during the period                                                  $   --                $   --
                                                                                      =====================  =====================

Supplemental disclosure of non-cash
     investing and financing activities:

     Contribution of notes to capital by related parties                                          $348,867
                                                                                      =====================

     Purchase of majority stockholder notes receivable
         by minority stockholders                                                                 $174,603
                                                                                      =====================

     Contribution of capital by supplier                                                          $251,936
                                                                                      =====================

   The accompanying notes are an integral part of these financial statements.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Organization and basis of presentation - DAC Technologies of America Inc. (the "Company"), a Florida corporation, was incorporated on July 2, 1998. The Company changed its name in July 1999 to DAC Technologies Group International, Inc. Effective September 30, 1998, the Company acquired certain assets from, and assumed certain liabilities of, a related company, DAC Technologies of Arkansas, Inc., ("DAC Arkansas"), formerly known as DAC Technologies of America, Inc., an Arkansas corporation. On September 17, 1999, DAC Arkansas changed its name to DAC Technologies of Arkansas, Inc. Since these companies were related parties under common control, the combination was accounted for in a manner similar to a pooling of interest, and the companies have been shown as combined for all periods presented.


Inventories - Inventories are stated at the lower of average cost or market. Costs include freight and applicable custom fees.

Property and equipment - Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Patents - Costs incurred in connection with the acquisition of patents are capitalized and amortized over their remaining lives. Patents have been issued to the Company for its SWAT Steering Wheel Alarm, Gun Trigger Lock, Key Alert and Glass/Window Alert products.

Impairment of long-lived assets - The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No.121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. The Company recorded an expense, of $30,403, for the cost of molds utilized to manufacture pepper spray, since it is no longer sold. This expense was included in selling, general and administrative expenses.

Income taxes - Prior to September 30, 1998, the Company, with the consent of its stockholders, had elected to be an "S" Corporation under the Internal Revenue Code. All taxable income or loss flowed through to the stockholders. Accordingly, no income tax expense or liability was recorded in the accompanying financial statements prior to September 30, 1998.

Subsequent to September 30, 1998, income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based upon enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income (loss) per share - The Company accounts for earnings per share according to Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 requires presentation of basic and diluted earnings or loss per share. The Company has no dilutive shares or options outstanding. Earnings or loss per share are computed by dividing net income or loss by the weighted average number of shares outstanding during the period.

Fair value of financial instruments - The fair value of the Company's financial instruments, consisting of accounts receivable, accounts payable, and notes payable, approximate their carrying value.

Advertising costs - Advertising costs are charged to operations as incurred and were $12,725 and $24,712 for the years ended December 31, 1998 and 1997, respectively.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimated.

Recent applicable accounting pronouncement - In April 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 requires that start-up costs, including organizational costs, be expensed as incurred. The effect of adoption of this pronouncement was immaterial.

2.       NATURE OF BUSINESS AND RISKS

The Company sells imported security products such as alarms, gun locks and similar merchandise from mainland China, and sells non-security products that are manufactured in the United States. All products are sold to major retail chains in the United States and Germany.

The Company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of its customers. It maintains an allowance for doubtful accounts and provisions for returns and credits, based on factors surrounding the specific customers and circumstances. Credit losses, when realized, have been within the range of the Company's expectations and historically, have not been significant. The majority of the allowance is for returned merchandise.

The Company has one major supplier (the "Supplier"), a related party (see Note
3), from whom it purchased 79% and 100% of its products in the years ended December 31, 1998 and 1997, respectively. The Company is dependent upon the Supplier continuing in business and its ability to ship to the United States, but believes that it could replace the Supplier, if it were required to, at similar quality and terms. At December 31, 1998, the Company owed this supplier $98,186.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3.       EQUITY AND RELATED PARTY TRANSACTIONS

Equity
------

On July 31, 1998, the Company issued 3,630,000 founders' shares of common stock to principally the same stockholders, in the same ratio as the ownership ratio of DAC Arkansas. The shares were not paid for as of December 31, 1998 and $3,630 has been recorded as stock subscriptions receivable.

On September 30, 1998, the minority stockholders contributed $349,067 of notes payable and accrued interest to the capital of the Company.

On December 23, 1998, the Supplier agreed to convert $251,936 of its debt to equity in the Company in exchange for 165,000 shares of common stock, thereby making it a related party (see Note 2).

On December 31, 1998, pursuant to a private placement offering, the Company raised a net of $188,500 and issued 1,000,000 shares of common stock, of which 500,000 shares were to companies affiliated with existing stockholders. At the same time, the Company issued 30,000 shares of common stock for legal services valued at $6,000 and charged the $6,000, and an additional $5,500 of other expenses, against the proceeds of the offering.

Related Party Transactions
--------------------------

During its history, the Company had significant related party transactions, including loans to and from the President and stockholders. Prior to September 23, 1998, the Company had loaned the majority stockholder, (The Collins Family Trust, "CFT") and Telephone Connections Network, Inc. ("TCN"), wholly owned by CFT, approximately $340,000. The Company also loaned the President approximately $143,000. During the same period, the minority stockholders loaned the Company approximately $464,000.

On September 23, 1998, the minority stockholders purchased from the Company, $174,603 of notes and accrued interest receivable owed by the President and the majority stockholder (CFT) to the Company. The consideration was an equal amount of notes payable to these stockholders.

On September 30, 1998, and as amended on September 27, 1999, the Company entered into an asset purchase agreement, wherein it acquired the assets of DAC Arkansas totaling $939,150, and assumed liabilities totaling $1,104,783. The net effect was a gain to DAC Arkansas and a loss to the Company. When the financial statements were pooled, the gain and the loss eliminated. The transaction did not include a receivable from the majority stockholder, certain bridge loans, stockholder advances, an automobile, certain accounts payable, accrued commissions and accrued payroll totaling $200,488 (see Note 1). This amount was eliminated from capital when the companies were pooled.

Consulting fees were paid to TCN of $61,500 and $120,000 for the years ended December 31, 1998 and 1997, respectively.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.    EQUITY AND RELATED PARTY TRANSACTIONS (continued)

Contingency
-----------

In connection with the purchase transaction, if DAC Arkansas' creditors were to institute litigation, the Company could be liable to certain of DAC Arkansas' unsecured creditors for up to approximately $119,000, representing the remaining outstanding liabilities of DAC Arkansas as of September 30, 1998. No accrual has been made this for contingency.


4.       INVENTORIES

Inventories as of December 31, 1998, consisted of the following:


Finished goods                                        $      222,277
Inventory in transit                                          59,348
Parts                                                         24,299
                                                      --------------


            Total                                     $      305,924
                                                      ==============



5.       PROPERTY AND EQUIPMENT

As of December 31, 1998, property and equipment consisted of the following:

                                                                                Lives
                                                                                -----
            Molds, dies and artwork                         $    319,906       10 years
            Furniture and fixtures                                96,643       11 years
            Vehicles                                              32,209        5 years
                                                            -------------

                                                                 448,758

           Less: accumulated depreciation                       (124,063)
                                                            -------------


                                                            $    324,695
                                                            =============


Depreciation expense was $44,935 and $40,122, for the years ended December 31, 1998 and 1997, respectively.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


6.       FACTORING AGREEMENT

On April 10, 1995, the Company entered into a factoring agreement that is renewable annually. Factoring fees range from .65% to 1.8% monthly depending on the creditworthiness and location of an account (domestic or foreign). An additional fee of 1/4 of 1.0% is charged for each 30-day period, or part thereof, when the terms of sale exceed 90 days. Fees are calculated on the gross face value of each invoice. In addition to factoring fees, interest is also charged on the outstanding funds in use. The interest rate is the greater of 7% or 1.25% above prime (7.75% at December 31, 1998). The amounts borrowed are collateralized by the accounts receivable.


7.       LONG TERM DEBT

On April 15, 1994, the Company's stockholders entered into note agreements with a bank for a line of credit totaling $500,000. On February 12, 1999, the notes were consolidated into one note. The terms are 11 monthly payments of $10,000, beginning March 12, 1999, with a balloon payment, of $137,301, plus accrued interest due on February 14, 2000. The interest rate is fixed at 9.5%. The loans are collateralized by the inventories and by personal guarantees of the Company's stockholders.

On October 22, 1996, the Company entered into a loan agreement with a bank for $48,952 to finance a vehicle. Monthly payments were $1,241, inclusive of interest at ten percent, and expired on October 21, 2000. As of September 30, 1998, the loan was assumed by DAC Arkansas.

On October 23, 1998, the Company purchased a vehicle, for $32,209, which it fully financed. The terms of the loan are 35 payments of $524 and a balloon payment, of $21,804, with an interest rate of 9.755 %.

The following is a summary of remaining principal maturities of long-term debt:


1999                                                   $   88,191
2000                                                      149,140
2001                                                       24,641
                                                     ------------


                                                       $  261,972
                                                     ============


8.       INCOME TAXES

Pro forma income tax - The objective of the unaudited pro forma income statement information is to show what the significant effects on the historical financial information might have been had the Predecessor not been taxed as an S corporation for income tax purposes through September 30, 1998. The pro forma adjustments reflect provisions for income taxes computed based upon statutory tax rates as if the Predecessor had been subject to federal and state taxation during 1998 and 1997.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


8.       INCOME TAXES (continued)

Income taxes - At December 31, 1998, the Company had available a net operating loss carry- forward for federal and state tax purposes of approximately $48,000, which could be applied against taxable income in subsequent years through 2018. The Company also had a deferred tax asset, of approximately $163,000, for the difference between the tax and financial basis of intangible assets. The tax effect of these deferrals is approximately $81,000 and a full valuation allowance has been recorded since the deferred tax asset realization is uncertain.


9.       COMMITMENTS

The Company leased office and warehouse space under a lease that expired on November 30, 1997, and which continued on a month-to-month basis through December 31, 1998. Rental expense per month was $2,340. Rental expense for the facilities was $28,080 for the year ended December 31, 1998, and this entire amount was recorded as a liability of DAC Arkansas. DAC Arkansas did not pay, and the liability was not sold to the Company. Rental expense for the year ended December 31, 1997 was $33,815.

The Company currently leases office and warehouse space under a lease that expires on February 1, 2001, at $2,325 per month. Minimum future rental payments under the non-cancelable lease as of December 31, 1998 are as follows:


1999                                                             $       25,600
2000                                                                     27,900
2001                                                                      2,300


The Company operates in three primary business segments delineated by products. The three segments are security products, gun locks and non-security products (cup holders and plate holders). The accounting policies of the Company's segments are the same as those described in Note 1. Summary of Significant Accounting Policies. The Company's revenues are derived from sales in the United States and Germany. The Company's long-lived assets are located in the United States and China.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


10.      FINANCIAL INFORMATION BY BUSINESS SEGMENT (continued)

Information concerning operations in these segments of business is as follows:


                                                                  1998               1997
                                                                  ----               ----
Revenues:
     Security products:
       United States                                           $ 1,201,957    $ 2,265,384
       Germany                                                     277,851              -
     Gun-locks                                                     276,448        214,547
     Non-security products                                         288,378         21,437
                                                               -----------    -----------


        Total                                                  $ 2,044,634    $ 2,501,368
                                                               ===========    ===========


Net income:
     Security products:
       United States                                           $  (102,070)   $   146,831
       Germany                                                     (23,601)             -
     Gun-locks                                                      34,612         43,242
     Non-security products                                          33,400            172
                                                               -----------    -----------


        Total                                                  $   (57,659)   $   190,245
                                                               ===========    ===========


Identifiable assets:
     Security products:
       United States                                           $   485,232    $   603,677
       China                                                       198,666        182,398
     Gun-locks                                                     112,094         46,071
     Non-security products                                          66,901         13,087
     Corporate                                                      74,402        505,424
                                                               -----------    -----------


         Total                                                 $   937,295    $ 1,350,657
                                                               ===========    ===========


Molds used to manufacture the Company's security products are located in China (see Note 2).

One U. S. customer accounted for 15% of the Company's sales for the year ended December 31, 1997. Sales to this customer were insignificant in 1998. A German customer accounted for 14% of sales for the year ended December 31, 1998. The German customer's sales were insignificant in 1997.



                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                                  BALANCE SHEET
                               SEPTEMBER 30, 1999
                                  (unaudited)

ASSETS

Current assets:
         Cash                                                                                                              $9,129
         Accounts receivable                                                                                              427,475
         Inventories                                                                                                      279,840
         Other current assets                                                                                              44,521
                                                                                                           -----------------------

                     Total current assets                                                                                 760,965
                                                                                                           -----------------------

Property and equipment                                                                                                    299,153
                                                                                                           -----------------------

Other assets:
         Patents                                                                                                           27,618
         Deferred income taxes                                                                                             12,507
         Deposits                                                                                                           3,005
                                                                                                           -----------------------

                       Total other assets                                                                                  43,130
                                                                                                           -----------------------

                                                                                                                       $1,103,248
                                                                                                           =======================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
         Due to factor                                                                                                   $294,293
         Current portion of long term-debt                                                                                203,762
         Accounts payable and accrued expenses                                                                            173,653
         Income taxes payable                                                                                              12,507
                                                                                                           -----------------------

                Total current liabilities                                                                                 684,215
                                                                                                           -----------------------

Long-term debt, less current portion                                                                                       26,200
                                                                                                           -----------------------

Stockholders' equity:
         Common stock, $.001 par value; 10,000,000 shares authorized
                5,024,500 issued and outstanding                                                                            5,024
         Additional paid-in capital                                                                                       633,821
         Stock subscriptions receivable                                                                                    (2,631)
         Accumulated deficit                                                                                             (243,381)
                                                                                                           -----------------------

                Total stockholders' equity                                                                                392,833
                                                                                                           -----------------------

                                                                                                                       $1,103,248
                                                                                                           =======================

                                       F-14



                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                              STATEMENTS OF INCOME
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                  (unaudited)


                                                                                    September 30,               September 30,
                                                                                        1998                        1999
                                                                                       -----                        ----

Sales, net of returns and allowances                                                       $1,683,948                  $1,655,445

Cost of sales                                                                                 974,632                     944,869
                                                                               -----------------------     -----------------------

                             Gross profit                                                     709,316                     710,576
                                                                               -----------------------     -----------------------

Selling, general and administrative expenses                                                  608,424                     534,413
                                                                               -----------------------     -----------------------

                   Income from operations                                                     100,892                     176,163
                                                                               -----------------------     -----------------------

Other income (expense):
         Interest                                                                            (115,062)                    (61,543)
                                                                               -----------------------     -----------------------

                    Other income (expense)                                                   (115,062)                    (61,543)
                                                                               -----------------------   -------------------------


Net income(loss) before income taxes                                                          (14,170)                    114,620

         Income taxes-current                                                                                             (12,507)
         Income taxes-deferred                                                                      -                      12,507
                                                                               -----------------------     -----------------------

         Net income (loss)                                                                   ($14,170)                   $114,620
                                                                               =======================     =======================


         Net loss per share - basic and diluted                                                ($0.00)                      $0.02
                                                                               =======================     =======================

         Weighted average shares outstanding                                                3,630,000                   4,954,346
                                                                               =======================     =======================




                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                       STATEMENT OF STOCKHOLDERS' EQUITY
                               SEPTEMBER 30, 1999
                                   (unaudited)

                                                                   Additional        Stock
                                            Common Stock            Paid-in      Subscriptions      Accumulated
                                       Shares          Amount       Capital        Receivable         Deficit          Total
                                       ------          ------       -------        ----------         -------          -----
Balance, December 31, 1998               4,825,000       $4,825      $594,120          ($3,630)        ($358,001)      $237,314

Issuance of stock for cash                 199,500          199        39,701              --               --           39,900

Cash received for stock subscriptions         --            --           --                999              --              999

Net income                                    --            --           --                              114,620        114,620
                                      -------------  -----------  ------------  --------------- -----------------  -------------

Balance, September 30, 1999              5,024,500       $5,024      $633,821          ($2,631)        ($243,381)      $392,833
                                      =============  ===========  ============  =============== =================  =============

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                             STATEMENT OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                  (unaudited)

                                                                                      September 30,              September 30,
                                                                                           1998                       1999
                                                                                           ----                       ----
Cash flows provided (used) by operating activities:
       Net income                                                                           ($14,170)                   $114,620
       Adjustments to reconcile net income to net
         cash provided (used) by operating activities:
            Depreciation and amortization                                                     35,501                      32,000
            Allowance for doubtful accounts and returned merchandise                          29,940                      10,884
            Changes in assets and liabilities
                Decrease (increase) in:
                  Accounts receivable                                                       (123,427)                   (233,554)
                  Inventories                                                                 13,113                      26,084
                  Other current assets                                                        29,813                     (27,831)
                  Other assets                                                                  --                        (5,154)
                (Decrease) in accounts payable and accrued expenses                         (172,876)                   (112,209)
                                                                              -----------------------    ------------------------

                     Net cash (used) by operating activities                                (202,106)                   (195,160)
                                                                              -----------------------    ------------------------

Cash flows used by investing activities:
       Purchase of property and equipment                                                    (46,302)                     (4,458)
       Increase in notes receivable-related parties                                          (17,400)                     (1,050)
       Increase in employee advances                                                         (32,529)                     (9,280)
                                                                              -----------------------    ------------------------

                     Net cash used by investing activities                                   (96,231)                    (14,788)
                                                                              -----------------------    ------------------------

Cash flows from financing activities:
       Increase due to factor                                                                 71,509                     142,146
       Proceeds from notes payable, related parties                                          121,073                       3,000
       Proceeds (payments) from notes payable, banks                                          21,403                     (51,343)
       Proceeds from bridge loans                                                            100,000                      16,333
       Payment of stock subscriptions receivable                                                --                           999
       Proceeds from sale of common stock                                                       --                        39,900
       Deferred offering costs                                                                (5,500)                       --
                                                                              -----------------------    ------------------------

                     Net cash provided by financing activities                               308,485                     151,035
                                                                              -----------------------    ------------------------

         Net increase (decrease) in cash                                                      10,148                     (58,913)


                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                             STATEMENT OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                  (unaudited)

                                                                                Predecessor                   Company
                                                                           -----------------------    ------------------------
                                                                                September 30,              September 30,
                                                                                    1998                       1999
                                                                                    ----                       ----
Cash at the beginning of the period                                                        $6,274                     $68,042
                                                                           -----------------------    ------------------------

Cash at the end of the period                                                             $16,422                      $9,129
                                                                           =======================    ========================

Supplemental disclosure of cash flow information:
       Cash paid for interest during the period                                           $43,067                     $77,739
                                                                           =======================    ========================
       Cash paid for income taxes during the period                                                                   $  --
                                                                                                      ========================

Supplemental disclosurer of non-cash
       investing and financing activities:
       Contribution of notes to capital by related parties                               $348,867
                                                                           =======================

       Purchase of majority stockholder notes receivable
         by minority stockholders                                                        $174,603
                                                                           =======================


PART III.  Index and Description of Exhibits

Exhibit                    Description
-------                    -----------

2                 Asset Purchase Agreement(1)
3.1               Articles of Incorporation(1)
3.2               Bylaws(1)
10.1              Consulting Agreement(1)
10.2              Lease(1)
10.3              Factoring Agreement(1)
10.4              Uni-Skit Agreement(1)
10.5              Terms and Conditions of Blanket Purchase Orders(2)
16                Declination Letter of  Sweeney, Gates & Co(1)
23                Consent of Independent Certified Public Accountants(2)
27                Financial Data Schedule(2)
27.1              Financial Data Schedule(2)


(1)    Previously filed
(2)    Filed herewith

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.



Dated: March 22, 2000
       ----------------



By:/s/ David A. Collins
------------------------------------
David A. Collins, President and CEO